Exhibit 99.1

FNV	www.franco-nevada.com

Press Release

FRANCO-NEVADA TO PROVIDE TRUE GOLD’S KARMA PROJECT WITH UP TO $120 MILLION STREAM FINANCING IN PARTNERSHIP WITH SANDSTORM GOLD

TORONTO, August 11, 2014 - Franco-Nevada (TSX/NYSE: FNV) and Sandstorm Gold Inc. (“Sandstorm”) (T: SSL; NYSE.MKT: SAND) have entered into a US$120-million stream financing agreement (the “Agreement”) with True Gold Mining Inc. (TSX-V; TGM) (“True Gold”) to assist in funding the construction of the Karma Project (“Karma”) in Burkina Faso, West Africa.  True Gold is targeting first gold pour at Karma by the end of 2015.

KEY TRANSACTION TERMS

•                  Franco-Nevada and Sandstorm (the “Syndicate”) will provide True Gold with US$100 million in initial funding.  Franco-Nevada and Sandstorm will provide 75% and 25% of the upfront deposit respectively.

•                  Over a period of five years, starting March 31, 2016, True Gold shall deliver to the Syndicate an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces of gold. Thereafter, True Gold shall deliver to the Syndicate an amount of refined gold equal to 6.5% of the equivalent amount of gold produced at Karma for the life of the project in exchange for Ongoing Payments.

•                  In addition to the deposit, the Syndicate will pay True Gold 20% of the spot price of gold (“Ongoing Payment”) for each ounce delivered by True Gold.

•                  The Agreement covers all of the concessions within the 856 km2 Karma project and also includes a defined area of interest of 5 km surrounding the borders of the Karma project.

•                  True Gold has the option to increase the funding provided by the Syndicate by up to US$20-million (“Increase Option”) during the next 18 months.  The Increase Option is repayable in eight quarterly deliveries totalling up to 30,000 ounces of gold based on the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

•                  Stream financing will be provided by Franco-Nevada (Barbados) Corporation (“FNB”), a wholly-owned subsidiary of Franco-Nevada, to a wholly-owned subsidiary of True Gold.

•                  The deposit will be funded conditional on the project being fully funded and all permits being in place and will be made available pro-rata with other sources of funding for the project. The completion of the stream financing, together with True Gold’s other funding sources, will fully fund the current project plan and the supplemental permits for True Gold’s Kao and Nami deposits are expected to be in place in September 2014 to allow for initial draws on the deposit.

•                  The obligations under the Agreement will be secured by the shares and assets of the companies that hold and operate the Karma project.

“We are pleased to be partnering with both True Gold and Sandstorm in supporting the development of Karma, a robust project with low capital and operating costs on a property that has excellent exploration potential,” said Paul Brink, Senior Vice President, Business Development of Franco-Nevada. “True Gold has assembled an excellent operational team to build and operate Karma, in one of the fastest growing gold jurisdictions in the world today.”

Mark O’Dea, Executive Chairman of True Gold remarked, “The Franco-Nevada/Sandstorm funding package demonstrated the strongest solution in terms of cost of capital, operational flexibility, alignment of business interests and long-term partnership benefits, which the Company believes will provide maximum benefits to our shareholders.”

True Gold is hosting a conference call on August 12th, 2014 at 8:00am (Pacific)/11:00am (Eastern) to discuss the financing. Interested shareholders should review True Gold’s concurrent press release for the conference call details.  Additional information regarding True Gold and the Karma project, including technical reports on the Karma project, can be found on True Gold’s website at www.truegoldmining.com and under True Gold’s profile on SEDAR at www.sedar.com.

Corporate Summary

Franco-Nevada is a gold-focused royalty and stream company.  The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world.  Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks.  Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Stefan Axell
SVP, Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.